

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Stephen Gunstream
President and Chief Executive Officer
Alpha Teknova, Inc.
2290 Bert Dr.
Hollister, CA 95023

>   **Re: Alpha Teknova, Inc.**
>   **Form S-1**
>   **Exhibit No. 10.9**
>   **Filed June 4, 2021**
>   **File No. 333-256795**

Dear Mr. Gunstream:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                 Sincerely,

                                 Division of Corporation Finance